PRICING SUPPLEMENT Dated October 3, 2019

Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-234028

Supplementing the Preliminary Prospectus

Supplement, dated October 1, 2019 and the

Base Prospectus, dated October 1, 2019

AerCap Holdings N.V.

$750,000,000 5.875% Fixed-Rate Reset Junior Subordinated Notes due 2079

Guaranteed on a Junior Subordinated Basis by Certain of its Subsidiaries

Pricing supplement, dated October 3, 2019 (the “Pricing Supplement”) to the Preliminary Prospectus Supplement, dated October 1, 2019 (the “Preliminary Prospectus Supplement”), and the related Base Prospectus, dated October 1, 2019 (the “Base Prospectus” and, together with the Preliminary Prospectus Supplement, including the documents incorporated by reference in the Preliminary Prospectus Supplement and the Base Prospectus, the “Prospectus”), of AerCap Holdings N.V.

This Pricing Supplement relates only to the securities described below and should only be read together with the Prospectus. This Pricing Supplement is qualified in its entirety by reference to the Prospectus. The information in this Pricing Supplement supplements the Prospectus and supersedes the information in the Prospectus to the extent inconsistent with the information in the Prospectus.

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Prospectus.

Issuer:	AerCap Holdings N.V.

Guarantors:	AerCap Ireland Limited, International Lease Finance Corporation, AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Capital Designated Activity Company and AerCap Global Aviation Trust

Ratings:	Ba2 / BB+ / BB- (Moody’s / S&P / Fitch)[1]

Notes Offered:	5.875% Fixed-Rate Reset Junior Subordinated Notes due 2079 (the “Notes”)

Distribution:	SEC Registered

[1]

These ratings have been provided by Moody’s, S&P and Fitch. A securities rating is not a recommendation to buy, sell or hold securities, may be subject to revision or withdrawal at any time and each rating should be evaluated independently of any other rating.

Trade Date:	October 3, 2019

Settlement Date:	October 10, 2019 (T+5)

We expect that delivery of the Notes will be made to investors on or about October 10, 2019, which will be the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before delivery of the Notes hereunder will be required, by virtue of the fact that the Notes will initially settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day before the date of delivery should consult their advisors.

Maturity Date:	October 10, 2079

First Call Date:	October 10, 2024

Principal Amount:	$750,000,000

Issue Price to Public:	100.000% of the principal amount

Gross Proceeds:	$750,000,000

Reoffer Yield:	5.875%

Reoffer Price:	100.000%

Gross Underwriting Discount:	1.200%

Proceeds to Issuer (before expenses):	$741,000,000

Interest:	(i) From and including the issue date to, but excluding, the First Call Date, at a rate of 5.875% per annum.

(ii) From and including the First Call Date, at a rate per annum equal to the then-relevant 5-year US Treasury Rate plus 453.5 basis points, to be reset on each subsequent Reset Date (defined as the First Call Date and each date falling on the fifth anniversary of the preceding Reset Date).

Interest Payment Dates:	April 10 and October 10, beginning on April 10, 2020

Optional Redemption:	Redeemable by the Issuer, in whole or in part, on the First Call Date and any subsequent Reset Date, in each case, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus an amount equal to any accrued and unpaid interest for the then-current Interest Period to, but excluding, such redemption date.

Redemption after the Occurrence of a Rating Agency Event:	Redeemable by the Issuer, in whole but not in part, at any time within 120 days after the conclusion of any review or appeal process instituted by the Issuer following the occurrence of a Rating Agency Event or, in the absence of any such review or appeal process, within 120 days of such Rating Agency Event, at a redemption price equal to 102% of the principal amount of the Notes being redeemed, plus an amount equal to any accrued and unpaid interest for the then-current Interest Period to, but excluding, such redemption date.

Optional Tax Redemption:	If the Issuer becomes obligated to pay any additional amounts as a result of any change in the law of Ireland or certain other relevant taxing jurisdictions that is announced or becomes effective on or after the date on which the Notes are issued (or the date the relevant taxing jurisdiction became applicable, if later), the Issuer may redeem the Notes, at its option, in whole but not in part, at any time at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus an amount equal to any accrued and unpaid interest for the then-current Interest Period to, but excluding, such redemption date and additional amounts, if any.

Optional Interest:	The Issuer may, in its sole discretion, elect to forgo payment of interest on the Notes for any Interest Period. If the Issuer elects to forgo payment of interest on the Notes for any Interest Period, then such interest will not be cumulative and any accrued interest for that Interest Period shall cease to accrue and be payable.

Restrictions Following a Forgoing of Interest:	In the event that any interest is not paid in full for any Interest Period, the Issuer will not, subject to certain exceptions:

(i) declare or pay any distribution, dividend or comparable payment in respect of any Parity Claims or Junior Claims until an interest payment on the Notes for a subsequent Interest Period is paid in full; or

(ii) repurchase or redeem any of its Parity Claims or Junior Claims until an interest payment on the Notes for a subsequent Interest Period is paid in full.

CUSIP / ISIN:	00774Y AA7 / US00774YAA73

Listing:	New York Stock Exchange (expected)

Denominations:	$150,000 and integral multiples of $1,000 in excess thereof.

Underwriters:	Joint Book-Running Managers:

Credit Suisse Securities (USA) LLC (Structuring Agent), BofA Securities, Inc. and J.P. Morgan Securities LLC

Joint Lead Managers:

Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC, RBC Capital Markets, LLC and Wells Fargo Securities, LLC

THIS INFORMATION DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF THE SECURITIES OR THE OFFERING. PLEASE REFER TO THE PROSPECTUS FOR A COMPLETE DESCRIPTION.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FOR THIS OFFERING. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS FOR THIS OFFERING IN THAT REGISTRATION STATEMENT, AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING THE SEC ONLINE DATABASE (EDGAR®) AT WWW.SEC.GOV. ALTERNATIVELY, YOU MAY OBTAIN A COPY OF THE PROSPECTUS BY CALLING CREDIT SUISSE SECURITIES (USA) LLC TOLL-FREE AT 1-800-221-1037, BOFA SECURITIES, INC. TOLL-FREE AT 1-800-294-1322 OR J.P. MORGAN SECURITIES LLC TOLL-FREE AT 1-212-834-4533.

THIS COMMUNICATION DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

THIS COMMUNICATION IS NOT INTENDED TO BE A CONFIRMATION AS REQUIRED UNDER RULE 10b-10 OF THE SECURITIES EXCHANGE ACT OF 1934. A FORMAL CONFIRMATION WILL BE DELIVERED TO YOU SEPARATELY.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.